DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

May 9, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefónica Data Brasil Holding S.A. Announces Consolidated Financial Results Accumulated for 2002 - First Quarter"* dated May 7, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 5/31

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results Accumulated for 2002 – First Quarter

Press Release, May 07, 2002. (09 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (May 07, 2002) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the first quarter of 2002, ended March 31. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM	**Mar-02**	**Mar-01**	**Variation**
Net operating revenues	63,364	33,020	*91.9%*
EBITDA [1/]	3,748	-995	*476.7%*
EBITDA margin(%)	5.9%	-3.0%	*8.9p.p.*
Operating income	-15,766	-7,066	*123.1%*
Income before income tax, social contribution, prof. sharing & minority interest	-10,693	-7,065	*51.4%*
Net income	-8,176	-6,407	*27.6%*
Shares outstanding (bn)	493.7	493.7	*0.0%*
EPS (000)	-16.56	-12.98	*27.6%*
Network			
Packages	24,923	15,708	*58.7%*
IP Network	76,386	34,152	*123.7%*
ADSL	212,440	86,267	*146.3%*
Total	313,749	136,127	*130.5%*

1/ EBITDA = operating income + depreciation

Highlights

- TDBH, at the end of 1Q02 reached a positive EBITDA of R$ 3.7 million, and registered a 5.9% EBITDA Margin, a 8.9 p.p. increase over 1Q01.
- The Corporate Communication services segment, added 9.215 new terminals X.25, X.28, Data Voice and Frame-Relay. Its plant reached 24,923 terminals in service.
- For internet services, the Company installed 168.407 accesses and circuits resulting in a total plant in service of 288,826. The newly installed accesses correspond to 92% of the current plant. The plant growth was of 130.5% if compared to 1Q01.

Highlights about revenues

Net operating revenue for 1Q02 reached R$ 63.4 million, a R$ 30.3 million variation or 91.9% growth when compared to the R$ 33.0 million of 1Q01. This is justified by the growth registered in the business volume during 2001. The increase is explained by the growth in the plant in service, mainly in the routed Frame Relay and the ADSL service. The adjustment in the tariffs of "Speedy" and contracted prices also contributed to the increase in revenues.

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues for 1Q02 amounted to R$ 59.6 million, and when compared to 1Q01, presented a R$ 25.6 million growth, or 75.3%; much below the 91.9% increase in the net operating revenue. This is explained by the increase registered in the operating activities of the Company.

Operating Expenses - Quarterly Basis
R$ million



Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(30)
(15)
0
15
30
45
60
1Q01
1Q02

The changes are justified as follows:

- **Personnel Expenses** reached R$ 16.7 million in 1Q02, an increase of R$ 3.2 million or 23.7%, when compared with 1Q01, mainly due to the 5% salary increase granted in September 2001 and the increase in the average headcount of 17%.

- **General and administrative expenses** in 1Q02 totaled R$ 58.2 million, growing R$ 25.9 million compared to 1Q01. This is due to increased expenses with materials, specially for plant maintenance, computer supplies and fuel consumption. Also contributed to it, the outsourcing of technical and administrative services and the expenses related to circuit rental and dedicated lines for the Internet, consonant to the growth of the offered services.

- **Taxes** in 1Q02 amounted R$ 2.9 million, a R$ 1.4 million growth or 95.0% compared to 1Q01, mainly due to the increase of the value of taxes levied on other operating revenues.

- **Provision for bad debt** increased R$ 2.8 million or 174.8% when compared to 1Q01, mainly due to the growth in businesses and the subsequent increase in revenues. The Company is working to reduce the bad debt and the bad debt provisions, established in accordance with the conservatism accounting guideline adopted by the Telefónica Group.

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. Since April 04, 2002, when the 1st General Ordinary Meeting and 2nd General Extraordinary Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed voting to non voting maximum limit. The increase of the capital stock was approved by the Board of Directors on session held on February 26th, 2002, for an amount of R$ 495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$ 0,8573 per block of one thousand shares. The capital stock went from R$ 207,799 to R$ 702,880, represented by 1.071.153.385.962 shares, of which 358.716.131.431 are common shares and 712.438.254.531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Corporate Law

Law #10.303 from October 31, 2001: it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents

through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the operating highlights and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At December 31, 2001 and March 31, 2002
Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Dec/01	Consolidated Mar/02
Current Assets	**116,073**	**103,407**
Cash and cash equivalents	15,429	11,328
Cash and bank accounts	4,601	5,890
Financial investments	10,828	5,438
Accounts receivable	97,196	90,355
Accounts receivable from customers	79,936	81,157
Allowance for doubtful accounts	(14,093)	(18,484)
Recoverable taxes	24,086	20,038
Recoverable prepaid expenses	706	979
Maintenance inventories	1,768	1,856
Good for sales	4,793	4,793
Other assets	-	16
Recoverable advances	3,448	1,724
Long-term assets	**183,139**	**172,311**
Receivables from associated companies	13,931	696
Recoverables taxes	169,028	171,435
Other	180	180
Permanent Assets	**635,428**	**622,480**
Investiments	64	69
Property, plant and equipment - net	325,807	312,977
Deffered results	309,557	309,434
Total Assets	**934,640**	**898,198**

LIABILITIES	Consolidated Dec/01	Consolidated Mar/02
Current Liabilities	**254,451**	**226,052**
Payroll and related charges	9,955	10,069
Suppliers	89,643	48,209
Income tax	14,841	8,271
Loans and financing	121,421	125,686
Payables to associated companies	6,121	6,644
Consignments	1,184	874
Dividends and interest on capital	6,376	2,782
Other liabillities	4,910	23,517
Long-term liabilities	**89**	**222**
Income tax	59	22
Accrual for contingencies	30	200
Shareholders' equity and funds provided for future capitalization	**680,100**	**671,924**
Shareholders' equity	185,020	176,844
Share capital	207,799	207,799
Retained earnings / (losses)	(22,779)	(30,955)
Funds provided for future capitalization	**495,080**	**495,080**
Total liabilities	**934,640**	**898,198**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Operating Highlights

Network		Accumulated	
	Mar-01	**Dec-01**	**Mar-02**
Packages	15,708	23,299	24,923
IP Network	34,152	70,204	76,386
ADSL	86,267	192,252	212,440
Total	136,127	285,755	313,749
Other	**Mar-01**	**Dec-01**	**Mar-02**
Employees (average)	647	741	757
Employees (end of period)	661	794	727

Shareholding structure

As of March 31, 2002

TDBH S/A	**Ordinary**		**Total**
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	**88.88%**	**87.48%**
Others	25,281,609,053	36,523,314,031	61,804,923,084
	15.29%	**11.12%**	**12.52%**
Total number of shares	**165,322,469,526**	**328,342,876,111**	**493,665,345,637**